UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D/A
                              (Amendment No. 2)*

                   Under the Securities Exchange Act of 1934

                  NevStar Gaming & Entertainment Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   64156G102
                                (CUSIP Number)

                            Kenneth D. Polin, Esq.
            Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P.
                         101 West Broadway, 17th Floor
                          San Diego, California 92101
                                (619) 515-9600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             March 26, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e)(f) or (g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 SCHEDULE 13D

CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
      Richard Tam

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [x]

                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

                  7     SOLE VOTING POWER
                        939,375
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               939,375

PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
939,375

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                            [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14    TYPE OF REPORTING PERSON
IN


                                 SCHEDULE 13D
CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
Valley Star, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
86-0887312
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x]

                                                (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

                  7     SOLE VOTING POWER
                        50,057
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               50,057
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
939,375

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                            [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14    TYPE OF REPORTING PERSON
OO


                                 SCHEDULE 13D
CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
Interworld Group, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
86-0870600

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [x]

                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

                  7     SOLE VOTING POWER
                        220,338
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               220,338
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
939,373

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                  [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

14    TYPE OF REPORTING PERSON
OO

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of NevStar Gaming & Entertainment Corporation whose principal executive offices are located at 313 Pilot Road, Suite B, Las Vegas, Nevada 89119.



ITEM 2.     IDENTITY AND BACKGROUND.

(a), (b) and (c) The Reporting Persons are:

(i) Dr. Richard Tam ("Dr. Tam"), 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. Present principal occupation: Private investor and real estate investor and developer. Dr. Tam was a director of the Issuer from October 1997 to February 1999.

(ii) Valley Star, LLC ("Valley Star"), a Nevada limited liability company, with its principal office at 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. The controlling Managing Member with full and complete authority over Valley Star is Dr. Tam. The other Managing Member of Valley Star is James Shadlaus, 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. Mr. Shadlaus' principal occupation is private investor and real estate investor and developer. Dr. Tam and Mr. Shadlaus (as sole beneficiary of the Scripps Resources Retirement Trust) own 39.2% and 11.0% interests in Valley Star, respectively.

(iii) Interworld Group, LLC ("Interworld"), a Nevada limited liability company, with its principal office at 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. The controlling Managing Member with full and complete authority over Interworld is Dr. Tam. The other Managing Member of Interworld is James Shadlaus. Dr. Tam and Mr. Shadlaus (as sole beneficiary of the Scripps Resources Retirement Trust) own 49.2% and 9.1% interests in Interworld, respectively.

By virtue of the fact that Dr. Richard R. Kelley ("Dr. Kelley") is a participant in the Kelley Debt (as described below), and pursuant to such indebtedness, Drs. Kelley and Tam received warrants to purchase Common Stock and received Common Stock in the payment of interest, Dr. Kelley might be considered a member of a group pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with Dr. Tam. Pursuant to Rule 13d-4 under the Exchange Act, Dr. Tam expressly declares that the filing of this statement and the information herein shall not be construed as an admission by Dr. Tam that for purposes of Section 13(d) or 13(g) of the Exchange Act, Dr. Tam is a member of a group with Dr. Kelley or is the beneficial owner of any securities which may be owned by Dr. Kelley. Dr. Tam has included information in this report concerning the holdings of Dr. Kelley, which are known to him. The address of Dr. Kelley is c/o Outrigger Enterprises, 4800 South Lafayette Street, Englewood, Colorado 80110-7011 and reference is made to Amendment No. 2 to Schedule 13D filed by Dr. Kelley with respect to the holdings of securities of the Issuer for further information.

(d)  During the last five years, none of the persons referred to in (i) through
(iii) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the persons referred to in (i) through
(iii) above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Dr. Tam and Mr. Shadlaus are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In May 1997, Dr. Tam purchased a total of 220,338 shares of Common Stock from PMJ Enterprises, Inc. ("PMJ") for $370,168 (the "Tam First Shares") and at the same time, Dr. Kelley purchased 60,060 shares of Common Stock from PMJ for $100,901. The source of Dr. Tam's funds was a loan from Dain Bosworth.

In July 1997, Dr. Tam transferred all of the Tam First Shares to Interworld in exchange for a 49.2% interest in Interworld.

In connection with the Kelley Debt (discussed below), in August 1997 the Issuer issued a warrant exercisable until August 13, 2002 to purchase 200,000 shares of Common Stock to Dr. Tam at a per share exercise price of $2.75 and issued an identical warrant to Dr. Kelley. On March 26, 1999, the Company and Dr. Kelley entered into an Amendment to Warrant pursuant to which the Warrant issued to Dr. Kelley cannot be exercised unless and until Dr. Kelley has provided written notice to the Company that he is terminating the Amendment to Warrant and sixty-five calendar days have elapsed from the date upon which Dr. Kelley sends such written notice to the Company. Because Dr. Kelley does not have a right to exercise the warrant and acquire the underlying shares within 60 days as a result of the Amendment to Warrant described above, he is not deemed to be the beneficial owner of the 200,000 shares underlying such warrant pursuant to Rule 13d-3(d)(1) and, accordingly, such shares are not reported as being beneficially owned by Dr. Kelley in Amendment No. 2 to Schedule 13D filed by Dr. Kelley.

In connection with various services provided by Dr. Tam to the Issuer, the Issuer issued a warrant exercisable until September 23, 2002 to purchase 79,839 shares of Common Stock to Dr. Tam at a per share exercise price of $0.25. In connection with assistance provided by Dr. Tam to the Issuer in arranging the grant to the Issuer by Desert Mesa Land Partners Ltd. ("Desert Mesa") of an option to purchase from Desert Mesa an indirect 20% ownership interest in an approximately 25 acre parcel of unimproved real property located in the City of North Las Vegas, Nevada, the Issuer issued a warrant exercisable until September 23, 2002 to purchase 20,000 shares of Common Stock to Dr. Tam at a per share exercise price of $2.00. Dr. Tam is an officer and 35% stockholder in Desert's Mesa's general partner.

On or about September 24, 1997, Dr. Tam purchased an additional 146,751 shares of Issuer's Common Stock from unrelated third parties for an aggregate purchase price of $274,367.50 (the "Tam Second Shares"). The source of Dr. Tam's funds was a loan from Wells Fargo Bank. Concurrently, Dr. Tam transferred 50,057 of the Tam Second Shares to Valley Star in exchange for a 39.2% interest in Valley Star.

On December 11, 1997, the Issuer granted Dr. Tam an option exercisable until December 11, 2007 to purchase 12,500 shares of Common Stock at a per share exercise price of $2.03. The option agreement relating to the grant was amended, effective December 10, 1998, to provide that the option will be exercisable after December 11, 1999 provided that the Issuer's shareholders have approved an increase in the number of shares of Common Stock issuable under the Issuer's 1997 Stock Incentive Plan by at least the amount of shares subject to the option. On March 31, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 37,500 shares of Common Stock for $2.00 per share in consideration of issuing a commitment to loan additional funds to the Issuer, as described below. Dr. Kelley was also issued an identical warrant.

As of March 31, 1998, Issuer issued 70,648 shares of Common Stock to each of Dr. Tam and Dr. Kelley as payment of interest due on the Kelley Debt (as described below).

On June 4, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 62,500 shares of Common Stock for $2.50 per share in consideration of issuing a commitment to loan additional funds to the Issuer as described below. Dr. Kelley was also issued an identical warrant.

As of October 1, 1998, the Issuer issued 18,174 shares of Common Stock to each of Dr. Kelley and Dr. Tam as payment of interest due on the Kelley Debt (as described below).

On October 1, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 16,125 shares of Common Stock at $2.50 per share and a five year warrant to purchase 30,000 shares of Common Stock at $2.00 per share as consideration for an additional loan commitment and an initial advance thereunder as described below. Dr. Kelley was issued identical warrants.

On March 1, 1999, the Issuer issued to Dr. Tam five year warrants to purchase an aggregate of 37,500 shares of Common Stock at $2.00 per share as consideration for additional advances under the October 1, 1998 loan commitment as described below. Dr. Kelley was issued identical warrants.

THE KELLEY DEBT

The Issuer and Dr. Kelley entered into a Convertible Loan Agreement, dated as of August 14, 1995 (the "Loan Agreement") pursuant to which Dr. Kelley agreed to loan (the "First Kelley Loan") to the Issuer up to a maximum of $1,460,000 plus $43,800 as a commitment fee thereunder (for a total of $1,503,800) to finance certain working capital requirements of the Issuer.

On or about September 15, 1995, Dr. Kelley and Dr. Tam, each as to an undivided 50% tenant in common interest purchased notes issued by the Issuer from unrelated third parties (the "Notes") for the amount of principal and interest due thereon in the amount of $2,412,631.

Pursuant to an Amended and Restated Convertible Loan Agreement, dated April 18, 1996 between the Issuer and Dr. Kelley (the "New Kelley Loan Agreement"), the Issuer, Dr. Kelley and, pursuant to the Participation and Intercreditor Agreement (as discussed below), Dr. Tam agreed (i) to increase the credit available under the First Kelley Loan Agreement, and (ii) to consolidate the obligations under the Notes and the First Kelley Loan into one loan (the "New Kelley Loan") evidenced by a convertible promissory note (the "New Kelley Note"). Under the New Kelley Loan Agreement, the terms of which superseded in its entirety the First Kelley Loan Agreement, the New Kelley Note was in the principal amount of $5,750,800.

Pursuant to the Participation and Intercreditor Agreement dated April 18, 1996, between Dr. Kelley and Dr. Tam ("Participation and Intercreditor Agreement"), Dr. Tam agreed to become a participant under the New Kelley Loan Agreement. Under the Participation and Intercreditor Agreement, Dr. Kelley and Dr. Tam agreed to each loan 50% of all loan proceeds, on the terms set forth in the New Kelley Loan Agreement and receive 50% of the repayments and benefits thereof, including any warrants issued in connection therewith or shares received upon conversion of the New Kelley Note. Subsequent to April 1996, Dr. Kelley and Dr. Tam advanced in equal amounts an additional $500,000 to the Issuer as additional loans secured by deeds of trust. In August 1997, the New Kelley Loan and the subsequent advances (collectively, the "Kelley Debt") were restructured. The Kelley Debt was extended and is now payable over an approximate two-year period ending August 15, 1999 and the convertibility of the New Kelley Note was eliminated. The New Kelley Loan is secured by a first deed of trust and the Issuer's assets and the later advances by several subordinate deeds of trust on the Issuer's property in Mesquite, Nevada. All of the Kelley deeds of trust have been subordinated to the construction deed of trust in favor of First Credit Bank. The extended Kelley Debt bears interest at the greater of the prime rate of interest plus three percent or 11%, and is payable on a monthly basis, interest only, until August 15, 1999, at which time all principal and accrued interest is due and payable. The Issuer had the option (which it has exercised) to make interest payments on the Kelley Debt (in equal amounts to Drs. Kelley and Tam) in the form of shares of Common Stock (to be valued at the average closing price of the Common Stock on the NASDAQ SmallCap Market for the five (5) business days preceding the interest payment date) or cash subject to the following restrictions: (a) only up to a cumulative $525,000 in interest could be paid through the issuance of shares of Common Stock; and (b) the Issuer was required to pay interest in cash and not in Common Stock to the extent the Issuer determines that it has sufficient positive cash flow from operations in excess of its working capital needs. Interest from September 24, 1997 through March 15, 1998 in the amount of $405,750.46 was paid in the form of 70,648 shares of Common Stock issued to each of Drs. Tam and Kelley on March 31, 1998. Interest from March 16, 1998 to May 15, 1998, in the amount of $119,249.54 was paid in the form of 18,174 shares of Common Stock issued to each of Drs.
Kelley and Tam as of October 1, 1998.

The Kelley Debt which is owed equally to Drs. Kelley and Tam can be summarized as follows: (i) $5,750,800 in principal amount secured by a deed of trust on the Issuer's real property and its other assets; (ii) $300,000 in principal amount secured by a deed of trust on the Issuer's real property; (iii) $250,000 in principal amount secured by a deed of trust on the Issuer's real property; and
(iv) $25,000 in principal amount secured by a deed of trust on the Issuer's real property. All accrued and unpaid interest on the Kelley Debt as of the closing of Issuer's September 1997 initial public offering in the amount of $959,812 was added to principal and bears interest at the stated rate. As of March 31, 1999, the approximate amount owed under the Kelley Debt was $7,900,600.

On March 31, 1998, Drs. Kelley and Tam executed a financing commitment to lend to the Issuer up to $1,000,000 on the terms set forth therein. The loan was to bear interest at the greater of Bank of Hawaii prime rate of interest plus 3% per annum or 12% per annum with a $10,000 commitment fee. The loan was to be secured by a deed of trust encumbering the Issuer's property in Mesquite, Nevada and governed by the terms of the New Kelley Loan Agreement. Advances could have been obtained for current working capital purposes upon 20 days advance notice no sooner than June 1, 1998 and no later than March 26, 1999. A condition to any advance was that the Issuer shall possess all gaming licenses required to fully operate the Mesquite Star Hotel and Casino. The loan would be due and payable one year from the initial draw date. As consideration for the loan commitment, Drs. Kelley and Tam were issued warrants in the amount of 37,500 shares each to purchase shares of Common Stock at an exercise price of $2.00 per share. In addition, for each $100,000 principal amount advanced under the loan, Drs. Kelley and Tam are to receive an additional 7,500 warrants each to purchase shares of Common Stock at a purchase price of $2.00 per share. All warrants are immediately exercisable for a term of five years and include a cashless exercise feature. The warrants are subject to certain registration rights.

On June 2, 1998, Drs. Kelley and Tam executed a second financing commitment to lend the Issuer up to $1,000,000. As consideration, the Issuer granted warrants to purchase 62,500 shares of Common Stock at an exercise price of $2.50 per share to each of Drs. Kelley and Tam. The loan was to bear interest at the greater of either the Bank of Hawaii prime rate of interest plus 3% per annum, or 12% per annum. The loan was to be secured by a deed of trust encumbering the Mesquite Hotel and Casino. The agreement calls for a reduction of the commitment by the net sum received by the Issuer from the sale of shares of Common Stock pursuant to its June 1998 private placement which was approximately $600,000.

On September 30, 1998 a letter of commitment ("New Loan") was entered into with Drs. Kelley and Tam replacing the March 31, 1998 and June 12, 1998 commitments, which were never drawn upon. The New Loan is for up to $1,000,000 with interest at 12% and deferred payment of accrued interest of $215,000 on the Kelley Debt until the New Loan is due in August, 1999. The deferred interest accrues interest at 12% per annum. As consideration for the commitment and the initial advance on October 1, 1998, the Issuer granted 16,125 warrants to purchase Common Stock at a purchase price of $2.50 per share and 30,000 warrants to purchase Common Stock at a purchase price of $2.00 per share to each of Drs. Kelley and Tam. For each additional $100,000 advance, the lenders will be entitled to receive 15,000 warrants to purchase Common Stock at $2.00 per share. An initial advance of $400,000 was made on October 1, 1998 and was net of a
commitment fee of $10,000 and legal fees of $7,500.   In consideration for
advances of $300,000 and $200,000 made on December 3, 1998 and January 15, 1999, respectively, on March 1, 1999, the Issuer granted warrants to purchase 22,500 and 15,000 shares of Common Stock, respectively, at a purchase price of $2.00 per share, to each of Drs. Kelley and Tam. As of March 31, 1999, principal outstanding under the New Loan was $900,000 and accrued interest was approximately $35,000.

ITEM 4.     PURPOSE OF TRANSACTION.

Dr. Tam purchased all the shares of Common Stock solely for investment purposes. Dr. Tam currently has no present plans or proposals with respect to the matters set forth in subsections (a) through (j) of Item 4, provided that, Dr. Tam may from time to time seek to acquire or dispose of shares of Common Stock in market transactions or transactions negotiated with other persons, at prices and/or other terms acceptable to him. In addition, Drs. Tam and Kelley may be issued additional warrants for advances under the New Loan as discussed in Item 3 above.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

(a) and (b) Based on the number of shares of Common Stock outstanding on February 18, 1999 as set forth in Issuer's Report on Form 10-QSB for the Quarterly Period ended December 31, 1998 which is 3,937,687 the following are the interests of the Reporting Persons in securities of the Issuer:

(1) Dr. Tam beneficially owns 939,375 shares of Common Stock, equal to 21.2% (the "Tam Beneficially-Owned Shares"), including 185,516 shares of Common Stock owned directly, 50,057 shares of Common Stock owned of record by Valley Star, 220,338 shares of Common Stock owned of record by Interworld and warrants to purchase 200,000, 79,839, 37,500, 20,000, 62,500, 16,125 and 67,500 shares of
Common Stock at per share exercise prices of $2.75, $0.25, $2.00, $2.00, $2.50, $2.50, and $2.00, respectively. Shares beneficially owned do not include an option to purchase 12,500 shares of Common Stock at an exercise price of $2.03 which may become exercisable on December 11, 1999 as described above. Dr. Tam has the sole power to vote or direct the vote and to dispose or to direct the disposition, of all the shares beneficially owned by him.

(2) Valley Star beneficially owns the Tam Beneficially-Owned Shares. Valley Star has the sole power to vote or direct the vote and to dispose or to direct the disposition, of 50,057 of these shares.

(3) Interworld beneficially owns the Tam Beneficially-Owned Shares. Interworld has the sole power to vote or direct the vote and to dispose or to direct the disposition, of 220,338 of these shares.

Dr. Tam has been advised that Dr. Kelley beneficially owns 389,527 shares of Common Stock, equal to 9.4%, including 169,882 shares of Common Stock owned directly, warrants to purchase 36,000, 37,500, 62,500, 16,125 and 67,500 shares of Common Stock at per share exercise prices of $5.50, $2.00, $2.50, $2.50 and $2.00, respectively. Although the interests of Dr. Kelley are noted for completeness, pursuant to Rule 13d-4, Dr. Tam expressly declares that the filing of this statement shall not be construed as an admission that Dr. Tam is, for the purposes of Section 13(d) or 13(g) of the Act, a member of a group with Dr. Kelley or his affiliates or the beneficial owner of any securities held by them.

(c) See Item 3 for a description of transactions in the Common Stock effected during the past 60 days by the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Convertible Loan Agreement, dated as of August 14, 1995, between the Issuer and Richard R. Kelley (filed as Exhibit 10.51 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(b) Amended and Restated Convertible Loan Agreement, dated April 18, 1996, between the Issuer and Dr. Kelley and all amendments thereto (filed as Exhibit
10.78 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(c) Participation and Intercreditor Agreement dated April 18, 1996 between Drs. Kelley and Tam (filed as Exhibit 10.53 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(d) Financing commitment issued by Drs. Kelley and Tam to the Issuer on March 31, 1998 (filed as Exhibit (d) to Schedule 13D filed by Richard Tam, Valley Star, LLC and Interworld Group, LLC on April 10, 1998 and incorporated herein by reference).

(e) Loan Agreement dated September 30, 1998 between the Issuer and Drs. Kelley and Tam (filed as Exhibit 10.32 to the Issuer's Report on Form 10-KSB for the transition period ended June 30, 1998, filed October 14, 1998 and incorporated herein by reference.)

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                         May 24, 1999

                            /S/  Richard Tam
                                 Richard Tam

                              Valley Star, LLC, a Nevada limited
                                liability company


May 24, 1999                  By: /S/   Richard Tam
                                        Richard Tam, Managing Member


                              Interworld Group, LLC, a Nevada
                               limited liability company


May 24, 1999                 By: /S/   Richard Tam
                                       Richard Tam, Managing Member